[redacted]

SE(13010018 IISSION

...ington, D.C. 20549

CM

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51573

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EI Asset Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 Wall Street 9th Floor
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Ron Itin (212) 440-2041
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2013
REGISTRATIONS BRANCH
03

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EM 3/9/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RON ITIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E1 ASSET MANAGEMENT, INC., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

2/13/13

Signature

President

Title

Notary Public

MARCUS A. ORTEGA
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01OR6259053
Qualified in Kings County
Commission Expires April 2, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

E1 ASSET MANAGEMENT, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2012
(with supplementary information)

E1 ASSET MANAGEMENT, INC.

Contents

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
E1 Asset Management, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of E1 Asset Management, Inc. as of December 31, 2012, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E1 Asset Management, Inc. as of December 31, 2012, and the results of its operations, changes in stockholders' equity, and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

EISNERAMPER
ACCOUNTANTS & ADVISORS

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 11 and 12 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 11 and 12 is fairly stated in all material respects in relation to the financial statements as a whole.

EisnerAmper LLP

New York, New York
February 22, 2013

E1 ASSET MANAGEMENT, INC.

Statement of Financial Condition
December 31, 2012

ASSETS	
Cash and cash equivalents	$ 133,821
Commissions receivable from and deposit with clearing broker	142,584
Prepaid expenses	57,446
Net furniture, fixtures and equipment, at cost	25,283
Other assets	20,141
Restricted cash	61,735
Total assets	$ 441,010
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accounts payable	$ 22,306
Accrued expenses	182,875
Total liabilities	205,181
Commitments and contingencies (Note G)	
Stockholders' equity:	
Common stock, no par value; 200 shares authorized issued and outstanding	109,270
Additional paid-in capital	478,000
Accumulated deficit	(351,441)
Total stockholders' equity	235,829
Total liabilities and stockholders' equity	$ 441,010

E1 ASSET MANAGEMENT, INC.

Statement of Operations
Year Ended December 31, 2012

Revenue:	
Commissions	$ 4,066,758
Interest	37,107
Other	65,065
	4,168,930
Expenses:	
Compensation and benefits	2,579,156
Clearing charges	124,143
Regulatory fees and expenses	38,518
Communication and data processing	153,640
Occupancy	286,378
Commission expenses	108,373
Professional fees	270,665
Insurance	211,163
Other	344,817
	4,116,853
Income before provision for state and local income taxes	52,077
Provision for state and local income taxes	12,251
Net income	$ 39,826

See accompanying notes to financial statements

E1 ASSET MANAGEMENT, INC.

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2012

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, January 1, 2012	$ 109,270	$ 478,000	$ (292,267)	$ 295,003
Distributions			(99,000)	(99,000)
Net income			39,826	39,826
Balance, December 31, 2012	$ 109,270	$ 478,000	$ (351,441)	$ 235,829

E1 ASSET MANAGEMENT, INC.

Statement of Cash Flows
Year Ended December 31, 2012

Cash flows from operating activities:	
Net income	
Adjustments to reconcile net income to net cash and cash equivalents provided by	
operating activities:	$ 39,826
Depreciation	14,074
Changes in operating assets and liabilities:	
Commissions receivable from and deposit with clearing broker	18,436
Prepaid expenses	31,889
Other assets	26,357
Restricted cash	(185)
Accounts payable	9,178
Accrued expenses	(16,243)
Net cash and cash equivalents provided by operating activities	123,332
Cash used in investing activities:	
Purchases of furniture, fixtures and equipment	(1,843)
Cash used in financing activities:	
Shareholder distributions	(99,000)
Net increase in cash and cash equivalents	22,489
Cash and cash equivalents, beginning of year	111,332
Cash and cash equivalents, end of year	$ 133,821
Supplemental disclosure of cash flow data:	
Income taxes paid	$ 4,600

NOTE A - NATURE OF BUSINESS

E-1 Asset Management, Inc. (the "Company") is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member firm of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company conducts the majority of its business from their New York City office and maintains satellite offices in Florida, Washington D.C. and Pennsylvania. The Company's primary source of income is commissions received from providing brokerage services to customers (see Note B[5]). All transactions for its customers are cleared through a New York Stock Exchange member firm on a fully disclosed basis.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Basis of presentation:

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

[2] Cash and cash equivalents:

The Company considers all highly liquid investment instruments purchased with a maturity of three months or less to be cash equivalents. At various times throughout the year, the Company's cash balances exceeded the Federal Deposit Insurance Corporation's limit of $250,000.

[3] Restricted cash:

Restricted cash represents amounts held at a financial institution to collateralize a letter of credit issued to the landlord of the Company's office space.

[4] Furniture, fixtures and equipment:

Furniture, fixtures and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets ranging from three to seven years. Upon sale or retirement, the cost and related accumulated depreciation and amortization are eliminated from the respective accounts and a resulting gain or loss is reported as income or expense.

[5] Revenue recognition:

The Company recognizes commission income on a trade-date basis and interest income on an accrual basis. The Company acts as an introducing broker-dealer. As an introducing broker-dealer, the Company contracts with a clearing broker to handle the execution and settlement of orders that it receives from its clients to buy and sell securities and earns a commission on each transaction at a predetermined rate. Other income includes, but is not limited to, foreign exchange gains or losses, profits or losses on error trades and additional sundry income. Foreign exchange gains or losses are calculated using the exchange rate in effect at the time of the transaction. Other income is recognized when earned.

[6] Rent expense:

Rent is charged to operations on a straight-line basis over the term of the lease.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[7] Income taxes:

The Company, with the consent of its stockholders, has elected to be an "S" corporation for Federal and New York State purposes. In lieu of corporation income taxes, the stockholders of an "S" corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company pays New York State franchise taxes for "S" corporations and New York City corporation income taxes.

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deducible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense is the tax payable for the period plus or minus the change during the period in deferred taxes.

Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification ("ASC") 740-10, there are no uncertain income tax positions. There are currently no income tax returns under audit. The Company is no longer subject to federal state or local income tax returns examinations for years before 2009.

[8] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - CONCENTRATIONS

The Company clears its transactions through a single clearing broker. Commissions receivable from and deposit with the clearing broker at December 31, 2012 amounted to $142,584.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

NOTE D - NET FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment, net, consists of the following at December 31, 2012:

Office equipment	$ 73,961
Furniture and fixtures	80,889
Computer software	80,055
Computer equipment	173,884
	408,789
Less accumulated depreciation	383,506
Total	$ 25,283

Depreciation expense for the year ended December 31, 2012 was $14,074.

E1 ASSET MANAGEMENT, INC.

Notes to Financial Statements
December 31, 2012

NOTE E - LINE OF CREDIT

The Company maintains a $100,000 revolving line of credit which is collateralized by substantially all the assets of the Company. Advances taken on the credit line are payable over 48 months at the bank's prime rate and are due on demand. The line of credit is personally guaranteed by the shareholders of the Company. At December 31, 2012, there was no outstanding balance on the line.

NOTE F - STATE AND LOCAL INCOME TAXES

The deferred tax liability at December 31, 2012 totaled $214 and is included in accrued expenses at December 31, 2012.

The current and deferred portions of the provision for state and local income taxes included in the statement of operations are as follows:

	Current	Deferred	Total
State and Local	$ 11,500	$ 751	$ 12,251

NOTE G - COMMITMENTS - OPERATING LEASES

The Company leases certain office space in New York, Washington D.C. and Florida under operating leases expiring through 2014. The Washington D.C. and Florida leases are month-to-month. Certain leases also require the payment of real estate taxes and specific operating expenses, as defined. Additionally, the Company leases vehicles, information systems and office equipment under various operating leases expiring through September 2015.

Future minimum lease payments under operating leases are as follows:

Year Ending December 31,	Total	Premises	Other
2013	$ 231,589	$ 195,000	$ 36,589
2014	95,088	65,000	30,088
2015	16,919		16,919
Totals	$ 343,596	$ 260,000	$ 83,596

Rent expense amounted to $286,378 and other leasing expense amounted to $47,550 for the year ended December 31, 2012.

NOTE H - LITIGATION

The Company is periodically involved in litigation and various legal matters that arise in the normal course of business, including proceedings relating to regulatory matters. Such matters are subject to many uncertainties and outcomes are not predictable.

Management does not believe any of these matters will have a material adverse effect on the financial position or future results of operations.

NOTE I - RETIREMENT PLANS

The Company maintains a retirement plan under Section 401(k) of the Internal Revenue Code covering all qualified employees. The Company does not provide for any matching contributions.

NOTE J - DEFERRED COMPENSATION PLAN

During 2008, the Company implemented a non-qualified deferred compensation plan (the "Plan") that is unfunded and is maintained by the Company primarily for the purpose of providing deferred compensation for certain employees. The Plan is managed by the Board of Directors and is authorized to issue up to of 1,000,000 Units. Each unit shall correspond to 0.00004 share of the Company's common stock.

During the year ended December 31, 2012, the Company has granted 100,000 units. All units remain unvested until the following occurs: (1) a Company sale which in general means a sale of substantially all of the Company's assets or a sale of a controlling interest representing more than 50% of the voting power of the Company's equity or (2) a public sale which generally means, a registered offering of the Company's common stock in which at least 50% of the Company's common stock is registered. Simultaneously, when a vesting event occurs, the Plan participants become eligible to receive a distribution. As of December 31, 2012, there was no compensation costs related to units granted booked as it was not probable that the performance conditions would be met, and the fair value of these units at the date of grant was de minimis.

The amount of the distribution will be equal to the product of: (i) the participant's number of vested units; and (ii) the fair value of 0.00004 shares of the Company's common stock on the distribution date. If a plan participant's employment with the Company terminates for any reason prior to the effective date of a Company Sale or Public Sale, as defined, the participant will forfeit all of the units granted under the Plan.

NOTE K - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital of $71,005, which was $57,326 in excess of its required net capital of $13,679. The Company's ratio of aggregate indebtedness to net capital, as defined, was 2.89 to 1.

NOTE L - SUBSEQUENT EVENTS

Effective March 1, 2013, or FIRNA approval, whichever occurs later, a current stockholder in the Company received an additional 23.33% ownership interest. This transaction did not change the composition of the Company's equity as this ownership was transferred to this stockholder from other existing stockholders.

E1 ASSET MANAGEMENT, INC.

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3
December 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) under the Securities Exchange Act of 1934.

E1 ASSET MANAGEMENT, INC.

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2012

Computation of net capital:	
Total stockholders' equity	$ 235,829
Deductions:	
Non-allowable assets:	
Furniture, fixtures and equipment, net	25,283
Prepaid expenses	57,446
Petty cash	219
Restricted cash	61,735
Other assets	20,141
Total non-allowable assets	164,824
Net capital	$ 71,005
Aggregate indebtedness:	
Accounts payable	$ 22,306
Accrued expenses	182,875
Total aggregate indebtedness	$ 205,181
Computation of basic net capital requirements:	
(a) Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 13,679
(b) Minimum net capital required of broker-dealer	$ 5,000
Net capital requirement (greater of (a) or (b))	$ 13,679
Excess net capital	$ 57,326
Excess net capital at 1,000% (Net capital - 10% aggregate indebtedness)	$ 50,487
Ratio of aggregate indebtedness to net capital	2.89 to 1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X17A-5 Part IIA filing as of December 31, 2012.

EISNERAMPER
ACCOUNTANTS & ADVISORS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(g)(1)

To the Board of Directors
E1 Asset Management, Inc.

In planning and performing our audit of the financial statements of E1 Asset Management, Inc. (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

EISNERAMPER
ACCOUNTANTS & ADVISORS

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

EisnerAmper LLP

New York, New York
February 22, 2013

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITIYS SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
E1 Asset Management, Inc.
44 Wall Street, 9th Floor
New York, NY 10005

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by E1 Asset Management, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the check register noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

EisnerAmper LLP

New York, New York
February 22, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

Amended

For the fiscal year ended December 31, 20 12
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051573 FINRA DEC
E1 ASSET MANAGEMENT INC 5*5
ATTN SONNY SHAIKH
44 WALL STREET - 9TH FLOOR
NEW YORK, NY 10005-2401

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 10,080.05

B. Less payment made with SIPC-6 filed (exclude interest) (10,422.33)
7/16/2012, 1/28/2013
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ (342.28)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $(342.28)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization)

Ron [signature]
(Authorized Signature)

President
(Title)

Dated the 20 day of February, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1, 2012 and ending 12/31, 2012
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 4,168,930
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		12,214
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		(124,124)
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Other Income - non related		(25,000)
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		
Total deductions		
2d. SIPC Net Operating Revenues		$ 4,032,020
2e. General Assessment @ .0025		$ 10,080.05

(to page 1, line 2.A.)